東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04030818

3rd June, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

JUN 14 2004

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- **Information furnished pursuant to Rule 12g3-2(b)**
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 2nd June, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dw 6/18

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

SUPPL

MAJOR TRANSACTION

PROPOSED ACQUISITION OF A 90.39% EQUITY INTEREST IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

Financial adviser to ONFEM Holdings Limited
CENTURION CORPORATE FINANCE LIMITED

On 2 June 2004, the Purchaser, a wholly-owned subsidiary of the Company, entered into a conditional Sale and Purchase Agreement with the Vendor and the Liquidators to purchase a 90.39% equity interest in SJQ.

Pursuant to the Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and the Vendor conditionally agreed to sell, free from any Encumbrance, the 90.39% equity interest in SJQ, representing the entire interest held by the Vendor in SJQ, for an aggregate consideration of HK$4 million. Completion is subject to the satisfaction of certain conditions, which are set out below in the sub-section headed "Conditions of the Sale and Purchase Agreement".

The consideration for the Acquisition will be satisfied in cash funded by internal resources of the Group.

The Acquisition constitutes a major transaction and is subject to the approval of the Shareholders. If a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting. Written approval on the Acquisition has been obtained from June Glory, the 53.95% controlling Shareholder of the Company. The Company has applied to the Stock Exchange for a waiver from convening a special general meeting of the Company to approve the Acquisition. A circular will be despatched as soon as practicable to the Shareholders containing, among other things, further details of the Sale and Purchase Agreement, accountants' report on SJQ and financial information of the Group.

THE SALE AND PURCHASE AGREEMENT DATED 2 JUNE 2004

Parties to the Sale and Purchase Agreement

Vendor: Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003

Liquidators: Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of the Vendor pursuant to an Order made by the High Court of Hong Kong on 24 December 2003

Purchaser: Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company

Subject matter of the Sale and Purchase Agreement

Pursuant to the Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and the Vendor conditionally agreed to sell, free from any Encumbrance, the 90.39% equity interest in the registered capital of SJQ, representing the entire interest held by the Vendor in SJQ, for an aggregate consideration of HK$4 million.

Consideration

The aggregate consideration for the Acquisition is HK$4 million, which will be entirely satisfied in cash funded by internal resources of the Group in the following manner:

(i) HK$2 million upon the signing of the Sale and Purchase Agreement as an initial deposit which shall be refunded to the Company if any of the conditions set out below is not fulfilled on the Long Stop Date and consequently, the Sale and Purchase Agreement shall forthwith cease and terminate; and

(ii) HK$2 million upon completion of the Sale and Purchase Agreement.

The consideration is the bid price offered by the Company to, and accepted by, the Liquidators with reference to the US$1,844,000 (or approximately HK$14,383,000) contributed by the Vendor, the underlying financial position and business prospects of SJQ. For more details on SJQ's business prospects, please refer to the section headed "INFORMATION OF SJQ" below.

The Board considers that the terms and conditions of the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Conditions of the Sale and Purchase Agreement

The Sale and Purchase Agreement is conditional upon:

(a) obtaining by the Purchaser with the co-operation of the Vendor/Liquidators all necessary approvals and relevant certificates (including without limitation the new approval certificate and the new business license of SJQ, in which the scope of business remains unchanged) from the PRC governmental authorities in relation to the transfer of the 90.39% equity interest in SJQ by the Vendor to the Purchaser; and

(b) compliance with all regulatory requirements in Hong Kong and the PRC by the parties to the Sale and Purchase Agreement, including without limitation the various disclosure and Shareholders' approval requirements under the Listing Rules and/or regulations of any recognised stock exchange.

In the event that any of the conditions above is not fulfilled by the Long Stop Date, the Sale and Purchase Agreement shall forthwith cease and terminate and shall not have any force or effect other than and subject to the liability, if any, of any party hereto in respect of any antecedent breaches of the terms hereof.

after the Group has had a chance to improve the management of SJQ post Completion; and (ii) it allows the Group to grasp the considerable business opportunities as presented by the construction market in the PRC including opportunity arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction under Chapter 14 of the Listing Rules as the revenue ratio of SJQ attributable to the Acquisition is in excess of the 25% threshold as set out under rule 14.08 of the Listing Rules and as such, the Acquisition is subject to the approval of the Shareholders in a special general meeting of the Company. The Acquisition is made through a bidding process organised by the Liquidators. The Acquisition does not constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. As far as the Directors are aware, no Shareholder is interested in the Acquisition (other than interest as a Shareholder) and therefore if a special general meeting is convened for approving the Acquisition, no Shareholder is required to abstain from voting.

June Glory, being the controlling Shareholder, has given a written approval to the Company approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver in respect of the requirement to convene a special general meeting to approve the Sale and Purchase Agreement on the basis that the written approval has already been obtained from the controlling Shareholder.

A circular will be despatched as soon as practicable to the Shareholders containing, among other things, further details of the Sale and Purchase Agreement, accountants' report on SJQ and financial information of the Group.

GENERAL

As at the date of this announcement, the Board comprises Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli, who are executive Directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, who are independent non-executive Directors.

DEFINITIONS

"Acquisition"	the acquisition of the 90.39% equity interest in SJQ by the Purchaser from the Vendor for an aggregate consideration of HK$4 million pursuant to the Sale and Purchase Agreement
"Board"	the board of Directors (including the independent non-executive Directors) of the Company
"Business Day"	a day (other than Saturday and Sunday) on which banks are generally open for business in Hong Kong
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange
"Completion"	the completion of the Sale and Purchase Agreement
"Directors"	the directors of the Company
"Encumbrance"	a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect and any agreement or obligation to create or grant any of the aforesaid

Completion

Completion shall take place within three Business Days following fulfillment of the conditions of the Sale and Purchase Agreement.

INFORMATION OF THE VENDOR

The Vendor is a 52% non wholly-owned subsidiary of the Company and prior to the appointment of the Liquidators, was principally engaged in the design, supply and installation of curtain walls, metal roofing, architectural cladding and aluminium window systems in Hong Kong and the PRC. It also acted as an investment holding company for the Company. Following the appointment of the Liquidators, the Vendor is not in a position to pursue any material business operations. It is currently put into liquidation by an Order made by the High Court of Hong Kong on 8 September 2003.

INFORMATION OF SJQ

SJQ was established in the PRC on 5 August 1993 as a Sino-foreign co-operative joint venture by the Vendor and a PRC party for a period of 15 years. The PRC joint venture partner was subsequently changed to Huayuan in October 1999. Each of the PRC party and Huayuan is an independent third party not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them. As at the date of this announcement, SJQ had a registered capital of US$2,040,000 (or approximately HK$15,912,000).

Pursuant to the joint venture agreement entered into in October 1999, the Vendor contributed US$1,844,000 (or approximately HK$14,383,000), representing 90.39% of the registered capital of SJQ, whilst Huayuan contributed US$196,000 (or approximately HK$1,529,000), representing 9.61% of the registered capital of SJQ.

The principal business of SJQ is the trading, installation and design of aluminium windows cases and curtain wall, which obtained a First Class Qualification Certificate and a Grade A Design Certificate in Curtain Wall Construction in the PRC. SJQ's current operations and projects are mainly in the eastern part of the PRC and in particular, Shanghai.

SJQ's unaudited net loss before and after taxation and extraordinary items for the year ended 31 December 2002 were both RMB28,707,356. For the year ended 31 December 2003, SJQ's unaudited net loss before and after taxation and extraordinary items were both RMB3,928,066. The decrease in such net losses for the year ended 31 December 2003 was mainly due to (i) a reduction in provisions of receivables and project costs; and (ii) improved profit margins for its overall operations. As at 31 December 2003, SJQ's unaudited net assets amounted to a deficit of RMB16,720,741.

SHAREHOLDING STRUCTURE OF SJQ

The table below sets out the shareholding structure of SJQ before and immediately after the Completion:

	Before Completion Shareholding Percentage	Immediately after Completion Shareholding Percentage
Vendor*	90.39%*	—
Purchaser	—	90.39%
Huayuan	9.61%	9.61%
	100.00%	100.00%

(* *Note : the Vendor is a 52% non wholly-owned subsidiary of the Company and this 90.39% interest in SJQ represents such shareholding directly owned by the Vendor only and not the beneficial interest of approximately 47% indirectly owned by the Company prior to Completion)*

REASONS FOR THE ACQUISITION

The Company is an investment holding company incorporated in Bermuda and the principal activities of the Group include (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialised construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing.

SJQ is one of a few joint venture companies in Shanghai, PRC which are granted top grade certificates for both the design and installation of external walls for buildings in the PRC. After the Order made by the High Court of Hong Kong in putting the Vendor under liquidation, SJQ, whilst still a subsidiary of the Group, its financial accounts were no longer consolidated into the consolidated accounts of the Group given the liquidation status of its parent company, the Vendor.

Upon completion of the Sale and Purchase Agreement, the Company will have acquired both control and an equity interest of 90.39% in the registered capital of SJQ and as such, SJQ's financial accounts will once again, be consolidated into the consolidated accounts of the Group.

The Board believes that the Acquisition is in the interests of the Company and in line with the Group's overall business objective as (i) it enables the Group to further expand its specialised construction contracting business in the PRC via SJQ in order to enhance the Group's overall profitability,

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huayuan"	Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and currently holding 9.61% equity interest in SJQ. The owners of Huayuan are independent third parties and are not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company. June Glory is a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited, itself a wholly-owned subsidiary of China Minmetals Corporation, a State-owned enterprise in the PRC and managed by the State-owned Assets Supervision and Administration Commission of the State Council
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Liquidators"	Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of the Vendor pursuant to an Order made by the High Court of Hong Kong on 24 December 2003
"Long Stop Date"	30 September 2004 (or such other date as may be agreed between the Purchaser, the Vendor and the Liquidators), being the last date on which the conditions set out in the Sale and Purchase Agreement are to be fulfilled
"PRC"	People's Republic of China (and for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Purchaser"	Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"Sale and Purchase Agreement"	the conditional sale and purchase agreement entered into between the Purchaser, the Vendor and the Liquidators in relation to the acquisition of a 90.39% equity interest in SJQ
"Shareholders"	holders of Share(s)
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"SJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a company incorporated in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America from time to time
"Vendor"	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003, is a 52% indirect non wholly-owned subsidiary of the Company as it is 100%-owned by its parent company, Wellstep Management Limited, itself an indirect 52% non wholly-owned subsidiary of the Company (the remaining 48% is indirectly owned by three individuals who are independent third parties)

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 2 June 2004

Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.80. The conversion is for the purpose of illustration only and does not constitute a representation that any amount in US$ or HK$ have been, could have been or may be converted at the above rate or any other rates at all.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

主要交易

建議收購
上海金橋瑞和裝飾工程有限公司
90.39%股權

東方有色集團有限公司之財務顧問
盛百利財務顧問有限公司

於二零零四年六月二日，買方(本公司之全資附屬公司)與賣方及清盤人簽訂一份有條件之買賣協議，以購入上海金橋90.39%股權。

根據買賣協議，買方有條件地同意購買及賣方有條件地同意出售(無任何產權負擔之)上海金橋90.39%股權(其為賣方於上海金橋之全部權益)，總代價為4,000,000港元。該交易於以下「買賣協議之條件」部份列載之若干條件達成後，方告完成。

該收購之代價將由本集團內部資源以現金支付。

該收購構成一項主要交易，並須獲得股東批准。如召開股東特別大會以批准該收購，並無任何股東需要放棄投票權。本公司已獲得June Glory(持有本公司53.95%控股股東)對該收購之書面批准。本公司已向聯交所申請豁免召開本公司股東特別大會以批准該收購。一份載有(其中包括)買賣協議、上海金橋之會計師報告及本集團財務資料之進一步詳情之通函將於儘快及可行之情況下寄發予股東。

日期為二零零四年六月二日之買賣協議

買賣協議之合約方

賣方： 瑞和工程(中國)有限公司(清盤中)，於香港註冊成立之公司及根據香港高等法院於二零零三年九月八日發出之命令正在進行清盤。

清盤人： 富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為賣方之聯席及個別清盤人。

買方： 凱智企業有限公司，於香港註冊成立之公司及本公司之全資附屬公司。

買賣協議之主題

根據買賣協議，買方有條件地同意購買及賣方有條件地同意出售(無任何產權負擔之)上海金橋註冊資本中90.39%股權(其為賣方於上海金橋之全部權益)，總代價為4,000,000港元。

代價

該收購之總代價為4,000,000港元，將悉數由本集團內部資源以現金按以下方式支付：

(i) 2,000,000港元於簽署買賣協議時支付作為定金，倘以下列出之任何一項條件未能於最後完成日期達成，買賣協議將立即結束及終止，而該定金亦將退還予本公司；及

(ii) 2,000,000港元於買賣協議完成後支付。

代價乃本公司就賣方於上海金橋之出資額1,844,000美元(或約14,383,000港元)及相關財務狀況及業務前景而向清盤人提出及獲其接納之競購價。有關上海金橋業務前景，請參閱以下「上海金橋資料」的部份。

董事會認為該收購之條款及條件公平及合理，以及符合本公司及股東之整體利益。

買賣協議之條件

買賣協議之條件為：

(a) 買方經賣方/清盤人之協助下獲得由中國政府機構就賣方向買方轉讓上海金橋90.39%股權而發出之所有所需批准及相關證書(包括但不限於上海金橋之新批准證書及新營業執照(其業務範圍維持不變))；及

董事會相信該收購符合本公司之利益及與本集團之整體業務方針一致，因(i)其使本集團能透過上海金橋而進一步擴大本集團在中國之專業建築業務，並於完成後本集團透過改善上海金橋之管理，繼而增強本集團之整體盈利能力，及(ii)其有助本集團抓緊中國建築業務市場之可觀商機包括於2008年北京奧運及2010年上海世界博覽會所帶來機會。

上市規則項下之規定

由於上海金橋應佔該收購之收益比率超過上市規則第14.08條中25%之規定，因此該收購構成上市規則第十四章項下之一項主要交易，並須於本公司之股東特別大會上獲得股東對該收購之批准。該收購乃透過清盤人安排之競購過程而達成。根據上市規則第14A章，該收購並不構成本公司之關連交易。就董事所知悉，並無股東於該收購中擁有利益(股東利益除外)，因此，如召開股東特別大會以批准該收購，並無股東需要放棄投票權。

June Gory(其為控股股東)已向本公司發出書面批准以批准該收購。由於已獲得控股股東之書面批准，因此，本公司已向聯交所申請豁免召開股東特別大會以批准該買賣協議之規定。

一份載有(其中包括)買賣協議、上海金橋之會計師報告及本集團財務資料之進一步詳情之通函將於儘快及可行之情況下寄發予股東。

一般事項

於本公佈之日期，董事會由林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士(彼等均為執行董事)林濬先生、馬紹援先生及譚惠珠女士(彼等均為獨立非執行董事)組成。

釋義

「該收購」	指	由買方向賣方根據買賣協議以總代價4,000,000港元購入上海金橋90.39%股權
「董事會」	指	本公司董事會(包括獨立非執行董事)
「工作天」	指	銀行在香港之一般營業日(星期六及星期日除外)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	完成買賣協議
「董事」	指	本公司之董事

(b) 買賣協議各方須遵守香港及中國所有規管性質之規定，包括但不限於上市規則及/或任何認可交易所條例之各項披露及股東批准規定。

倘上述任何條件未能於最後完成日期達成，買賣協議將立即結束及終止及再無任何效力或生效，惟任何一方就先前違反上述條款而須負上之責任（如有）除外。

完成

該收購將於買賣協議條件達成後三個工作天內完成。

賣方資料

賣方為本公司之52%非全資附屬公司，於委任清盤人之前，主要於香港和中國從事玻璃幕牆、金屬屋頂、建築外牆及鋁窗之設計、供應及安裝。其亦作為本公司之投資控股公司。於委任清盤人之後，賣方不能進行任何重大營運業務。根據香港高等法院於二零零三年九月八日發出之命令，其目前正在進行清盤。

上海金橋資料

上海金橋為賣方及中方於一九九三年八月五日在中國成立之中外合作經營企業，經營年期為十五年。中方合營者隨後於一九九九年十月轉換為華源。中方及華源分別為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東及彼等各自之聯繫人概無關連。於本公佈之日期，上海金橋之註冊資本為2,040,000美元（或約15,912,000港元）。

根據於一九九九年十月簽訂之合營企業協議，賣方出資1,844,000美元（或約14,383,000港元），佔上海金橋註冊資本90.39%，而華源出資196,000美元（或約1,529,000港元），佔上海金橋註冊資本9.61%。

上海金橋之主要業務為鋁窗及玻璃幕牆之貿易、安裝及設計。其於中國獲得建築幕牆工程專業承包壹級資質證書及專項設計資質甲級證書。上海金橋現時之業務及工程項目主要位於華東地區特別是上海。

於截至二零零二年十二月三十一日止年度，上海金橋之未經審核除稅及特殊項目前及除稅及特殊項目後淨虧損額均約為人民幣28,707,356元。於截至二零零三年十二月三十一日止年度，上海金橋之未經審核除稅及特殊項目前及除稅及特殊項目後淨虧損額均約為人民幣3,928,066元。於截至二零零三年十二月三十一日止年度之淨虧損下降主要由於(i)應收款及項目成本撥備減少；及(ii)其整體營運毛利率有所改善。於二零零三年十二月三十一日，上海金橋之未經審核淨資產淨額為負額人民幣16,720,741元。

上海金橋股權架構

下表列載上海金橋於該收購完成前及緊隨完成後之股權架構：

	完成前股權百分比	緊隨完成後股權百分比
賣方*	90.39%*	–
買方	–	90.39%
華源	9.61%	9.61%
	100.00%	100.00%

*(*註：賣方為本公司之52%非全資附屬公司，此等為直接由上海金橋持有之90.39%股權權益，而並非為本公司於完成前間接擁有約47%權益之實益權益。)*

進行該收購之原因

本公司為於百慕達註冊成立之投資控股公司，而本集團之主要業務包括(i)工業潤滑油產品和門類及木製品之製造及貿易；(ii)機電工程項目和建築及環境保護項目之專業建築業務；及(iii)房地產發展及租賃。

上海金橋為少數在中國上海獲頒授高級幕牆設計及安裝證書之合營企業之一。在賣方被香港高等法院頒令清盤後，上海金橋仍為本集團之成員公司，但因其母公司（即是賣方）正在進行清盤，其財務賬目不再合併於本集團之綜合賬目內。

待買賣協議完成後，本公司將控制及持有上海金橋註冊資本中90.39%之股權，而上海金橋之財務賬目將再次合併於本集團之綜合賬目內，上海金橋亦將成為本公司之附屬公司。

「產權負擔」	指	按揭、抵押、質押、留置權、購股權、限制、優先購買權、優先認購權、第三者權利或利益，其他任何種類之產權負擔或利益保障、或具有類似效力之其他類型之優先安排（包括不限於擁有權之轉讓或保留安排）及任何協議或義務以建立或授予上述任何一項
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港不時流通之法定貨幣
「香港」	指	中國香港特別行政區
「華源」	指	上海華源愛特幕牆工程有限公司，於中國註冊成立之公司，其現時持有上海金橋9.61%股權。華源之擁有人為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東及彼等各自之聯繫人概無關連
「June Glory」	指	June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行股本約53.95%。June Glory為中國五礦香港控股有限公司之全資附屬公司，其則為中國五礦集團公司（一家國有重要骨幹企業，由國務院國有資產監督管理委員會所管理）之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「清盤人」	指	富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為賣方之聯席及個別清盤人
「最後完成日期」	指	二零零四年九月三十日（或買方、賣方及清盤人可能協定之其他日期），其為列載於買賣協議內之條件之最後完成日期
「中國」	指	中華人民共和國（就本公佈而言，不包括香港、中國澳門特別行政區及台灣）
「買方」	指	凱智企業有限公司，於香港註冊成立之有限公司及本公司之全資附屬公司
「人民幣」	指	人民幣，中國不時流通之法定貨幣
「買賣協議」	指	由買方、賣方及清盤人就收購上海金橋90.39%股權而簽訂之有條件買賣協議
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.1港元之普通股
「上海金橋」	指	上海金橋瑞和裝飾工程有限公司，於中國註冊成立之公司
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國不時流通之法定貨幣
「賣方」	指	瑞和工程（中國）有限公司（清盤中），於香港註冊成立之公司及正在根據香港高等法院於二零零三年九月八日發出之命令進行清盤。由於本公司之52%間接非全資附屬公司Wellstep Management Limited為持有其100%之控股公司，因此其為本公司52%之間接非全資附屬公司（餘下之48%由三位均為獨立第三者之個人間接擁有）

承董事會命
王幸東
董事總經理

香港，二零零四年六月二日

* *僅供識別*

除非另有所指，換算美元為港元之匯率按1美元兑7.8港元。該換算僅用於表述之目的，且並不代表任何金額之美元或港元已經依照，能依照或可以依照上述匯率或其他匯率來兑換。